Exhibit 12.1

CARDTRONICS PLC AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)
EARNINGS:
Income before income taxes and cumulative effect of accounting changes (a)	$114,613	$106,422	$65,314	$65,834	$70,600
Fixed charges (as outlined below)	33,858	35,473	37,024	25,463	24,284
Total earnings, as defined	$148,471	$141,895	$102,338	$91,297	$94,884

FIXED CHARGES:
Interest charges (b)	$28,889	$30,814	$33,812	$23,086	$22,057
Less: Write-off unamortized debt issuance costs (c)	—	—	—	—	—
Interest component of rental expense	4,969	4,659	3,212	2,377	2,227
Total fixed charges, as defined	$33,858	$35,473	$37,024	$25,463	$24,284

Ratio of earnings to fixed charges	4.39x	4.00x	2.76x	3.59x	3.91x
Amount of earnings insufficient to cover fixed charges	—	—	—	—	—

(a)	Amount represents Income before income taxes as reported in the Company’s Consolidated Statements of Operations plus Net loss attributable to noncontrolling interests.
(b)	Includes the amortization of deferred financing costs and note discount.
(c)	Amount included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.